As filed with the Securities and Exchange Commission on January 10, 2014

Registration No. 333-191567

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GlycoMimetics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	06-1686563
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

401 Professional Drive, Suite 250

Gaithersburg, MD 20879

(240) 243-1201

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rachel K. King

Chief Executive Officer

GlycoMimetics, Inc.

401 Professional Drive, Suite 250

Gaithersburg, MD 20879

(240) 243-1201

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brent B. Siler Christian E. Plaza Brian F. Leaf Cooley LLP 11951 Freedom Drive Reston, VA 20190 Telephone: (703) 456-8000 Fax: (703) 456-8100	Divakar Gupta Cheston J. Larson Latham & Watkins LLP 12636 High Bluff Drive, Suite 400 San Diego, CA 92130 Telephone: (858) 523-5400 Fax: (858) 523-5450

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☒ File No. 333-191567

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 under the Securities Exchange Act of 1934. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐

This Registration Statement shall become effective upon filing in accordance with Rule 462(d) under the Securities Act of 1933.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-191567) is filed pursuant to Rule 462(d) solely to add an updated Exhibit 5.1 with respect to such Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules.

The exhibits to the Registration Statement are listed in the Exhibit Index attached hereto and are incorporated by reference herein.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gaithersburg, State of Maryland, on the 10th day of January, 2014.

GLYCOMIMETICS, INC.

BY:	/s/ Rachel K. King
Rachel K. King President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Rachel K. King Rachel K. King	President, Chief Executive Officer and Director (Principal Executive Officer)	January 10, 2014

/s/ Brian M. Hahn Brian M. Hahn	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 10, 2014

* John J. Baldwin, Ph.D.	Director	January 10, 2014

* M. James Barrett, Ph.D.	Director	January 10, 2014

* William M. Gust	Director	January 10, 2014

* Michael A. Henos	Director	January 10, 2014

* John L. Magnani, Ph.D.	Director	January 10, 2014

* Franklin H. Top, Jr., M.D.	Director	January 10, 2014

*	By:	/s/ Brian M. Hahn
Brian M. Hahn Attorney-in-fact

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EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

1.1^	Form of Underwriting Agreement.

3.1^	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2^	Certificate of Amendment of Restated Certificate of Incorporation.

3.3^	Form of Amended and Restated Certificate of Incorporation to be effective upon the completion of this offering.

3.4^	Amended and Restated Bylaws, as currently in effect.

3.5^	Form of Amended and Restated Bylaws to be effective upon completion of this offering.

4.1	Reference is made to exhibits 3.1 through 3.5.

4.2^	Specimen stock certificate evidencing shares of Common Stock.

5.1	Opinion of Cooley LLP as to legality.

10.1*^	License Agreement, dated as of October 7, 2011, as amended to date, by and between the Registrant and Pfizer Inc.

10.2^	Second Amended and Restated Investor Rights Agreement, dated as of October 20, 2009, by and among the Registrant and certain of its stockholders.

10.3^	Lease Agreement, dated as of July 1, 2010, as amended through December 6, 2011, by and between the Registrant and ARE-QRS Corp.

10.4^	Warrant Issued to Silicon Valley Bank, dated October 12, 2006.

10.5^	Form of Common Stock Warrant issued in December 2005 bridge financing.

10.6^	Form of Common Stock Warrant issued in July 2008 bridge financing.

10.7^	Form of Common Stock Warrant issued in January 2009 bridge financing.

10.8+^	2003 Stock Incentive Plan, as amended to date.

10.9+^	Form of Incentive Stock Option Agreement under 2003 Stock Incentive Plan.

10.10+^	Form of Nonqualified Stock Option Agreement under 2003 Stock Incentive Plan.

10.11+^	2013 Equity Incentive Plan.

10.12+^	Form of Stock Option Grant Notice and Stock Option Agreement under 2013 Equity Incentive Plan.

10.13+^	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under 2013 Equity Incentive Plan.

10.14+^	2013 Employee Stock Purchase Plan.

10.15+^	Form of Indemnification Agreement.

10.16+^	Form of Employment Agreement with executive officers to be in effect upon the completion of this offering.

10.17^	Form of Non-Employee Director Compensation Policy to be in effect upon the completion of this offering.

23.1^	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2	Consent of Cooley LLP (included in Exhibit 5.1).

24.1^	Power of Attorney. See page II-4 to the Registration Statement on Form S-1 (No. 333-191567) filed with the Securities and Exchange Commission on October 4, 2013.

^	Previously filed.
+	Indicates management contract or compensatory plan.
*	Portions of this exhibit, indicated by asterisks, have been omitted pursuant to a request for confidential treatment and have been separately filed with the Securities and Exchange Commission.

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